

Mail Stop 3030

March 10, 2016

Via E-mail
Mr. Kevin Palatnik
Executive Vice President and Chief Financial Officer
Coherent, Inc.
5100 Patrick Henry Drive
Santa Clara, CA 95054

> **Re:** **Coherent, Inc.**
> **Form 10-K for the Year Ended October 3, 2015**
> **Filed December 1, 2015**
> **File No. 001-33962**

Dear Mr. Palatnik:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 3, 2015

Item 8. Financial Statements

Consolidated Statement of Operations, page 69

1. We noted from the financial information you provided as part of your first quarter 2016 Earnings Call that service revenues represented 30% of sales. Please revise future filings to present service revenues and costs of service revenues separately on the face of your statements of operations in accordance with Rules 5-03(b), 5-03.1 and 5-03.2 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery